Exhibit 99.12

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2012 (the “Form 40-F”), I, Marco Antonio Alfaro Sironvalle, P.Eng., Ph.D. Eng., MAusIMM, Registered Member of the Chilean Mining Commission, Corporate Manager, Reserves of Yamana, hereby consent to the use of my name in connection with the reference to the mineral resource estimates for the C1 Santa Luz Project (excluding the C1 extension) and the Pilar Project (for Jordino), and the mineral reserve estimates for the Mercedes Project, the El Peñón Project and Minera Florida Project as at December 31, 2012 (the “Estimates”) and to the inclusion of references to and summaries of the Estimates (collectively, the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.
 I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana's Registration Statement on Form F-10 (File No. 333-173707) and Registration Statements on Form S-8 (File Nos. 333-148048; 333-145300; 333-159047).

YAMANA GOLD INC.

By:	/s/ Marco Antonio Alfaro Sironvalle
Name:	Marco Antonio Alfaro Sironvalle, P.Eng., Ph.D. Eng., MAusIMM, Registered Member of the Chilean Mining Commission
Title:	Corporate Manager, Reserves

March 28, 2013